SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549
                             --------------


                         SCHEDULE 13E-4/A No. 1


                     Issuer Tender Offer Statement
 (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                    FIRSTCITY FINANCIAL CORPORATION
                          (Name of the Issuer)

                    FIRSTCITY FINANCIAL CORPORATION
                  (Name of Person(s) Filing Statement)

                        Special Preferred Stock
                       ($.01 par value per share)
                     (Title of Class of Securities)

                               33761X 206
                 (CUSIP Number of Class of Securities)

                 James R. Hawkins                          Copy to:
          FirstCity Financial Corporation              Steven D. Rubin
                6400 Imperial Drive               Weil, Gotshal & Manges LLP
                Waco, Texas  76712                 700 Louisiana, Suite 1600
                  (254) 751-1750                     Houston, Texas  77002
   (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 August 31, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)


                                         Calculation of Filing Fee

----------------------------------------------------- --------------------------------------------------

                    Transaction                                      Amount Of Filing Fee
                     Valuation
----------------------------------------------------- --------------------------------------------------

                  $17,794,330(1)                                            $-0-(2)

(1) This amount is based upon the exchange of each outstanding share of Special Preferred Stock, $.01 par value per share, for one share of the Company's New Preferred Stock, $.01 par value per share. Currently there are 849,777 shares of Special Preferred Stock outstanding.


(2) The entire filing fee of $3,558.87 is offset by the filing fee paid by the Company in connection with the Schedule 13E-4 filed with the Commission on August 31, 1998.



            [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.



                  Amount previously paid:   $3,558.87

                  Form or registration no.:  Schedule 13E-4

                  Filing party:              FirstCity Financial Corporation

                  Date filed:                August 31, 1998






HOFS02...:\92\54892\0013\1848\SCHFINAL.FIL

Item 1.     Security and Issuer.

            (a) The name of the issuer of the security to which this statement relates is FirstCity Financial Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 6400 Imperial Drive, Waco, Texas, 76712.

            (b) This Issuer Tender Offer Statement on Schedule 13E-4 (this "Statement") relates to a tender offer by the Company to exchange each share of its outstanding Special Preferred Stock, $.01 par value per share ("Special Preferred Stock"), for one share of the Company's New Preferred Stock, $.01 par value per share ("New Preferred Stock"), upon the terms and subject to the conditions set forth in the Exchange Offer dated August 31, 1998 (the "Exchange Offer") and in the related Letter of Transmittal (the "Letter of Transmittal").

            As of June 30, 1998 there were 849,777 issued and outstanding shares of Special Preferred Stock and 1,073,704 issued and outstanding shares of New Preferred Stock.

            The Exchange Offer and the Letter of Transmittal together constitute the "Offer" and are annexed to and filed with this Statement as Exhibits (a)(1) and (a)(2), respectively.

            As to participation in the Exchange Offer by officers, directors or affiliates of the Company, the information set forth in the Exchange Offer under the caption "Special Factors Related to the Exchange Offer--Interests in the Special Preferred Stock" is incorporated herein by reference.

            (c) The information set forth under the caption "Market Information" in the Exchange Offer is incorporated herein by reference.

            (d) Not applicable.

Item 2.     Source and Amount of Funds or Other Consideration.

            (a) The information set forth in the Exchange Offer under the captions "The Exchange Offer--General," "Description of the Outstanding Capital Stock of the Company," "The Exchange Offer--Terms of the Exchange Offer" and "Summary--The Exchange Offer" is incorporated herein by reference.

            (b) Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.


            The information set forth in the Exchange Offer under the captions "Risk Factors--Dependence on Key Personnel," "Risk Factors--Influence of Certain Shareholders," "Risk Factors--Continuing Need for Financing" and "Special Factors Related to the Exchange Offer--Background and Purposes of the Exchange Offer" is incorporated herein by reference. The information contained in the Company's Current Reports on Form 8-K filed with the Commission on each of August 24, 1998 and September 11, 1998 is incorporated herein by reference.



            (a)-(d) Not applicable.

            (e) The information set forth in the Exchange Offer under the caption "Special Factors Related to the Exchange Offer--Position of the Board; Alternatives to the Exchange Offer" is incorporated herein by reference.

            (f)-(g) Not applicable.

            (h)-(i) The information set forth in the Exchange Offer under the caption "Special Factors Related to the Exchange Offer--Consequences for Unexchanged Special Preferred Stock" is incorporated herein by reference.

            (j)   Not applicable.

Item 4.     Interest in Securities of the Issuer.

            Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

            Not applicable.

Item 6.     Persons Retained, Employed or to be Compensated.

            The information set forth in the Exchange Offer under the caption "The Exchange Offer--Fees and Expenses" and "The Exchange Offer--Miscellaneous" is incorporated herein by reference.

Item 7.     Financial Information.

            The incorporation by reference herein of the financial information described below does not constitute an admission that such information is material to the Special Preferred Stockholders' decision to tender or hold the Special Preferred Stock being sought in the Exchange Offer.


            (a) The information set forth in the Exchange Offer under the captions "Capitalization" and "Financial Information" is incorporated herein by reference. The information contained in Item 6 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and in Item II of the Company's Quarterly Report for the period ending June 30, 1998 is incorporated herein by reference. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 refers to the New Preferred Stock as the "Adjusting Rate Preferred Stock."


            (b) Not applicable.

Item 8.     Additional Information.

            (a)   Not applicable.

            (b) The information set forth in the Exchange Offer under the caption "The Exchange Offer--Conditions" is incorporated herein by reference. The Company must comply with various sections of the Securities Act of 1933, as amended, and by the Exchange Act, and certain of the rules promulgated thereunder. The Company must also comply with the various requirements of state "blue sky" laws.

            (c) Not applicable.

            (d) Not applicable.

            (e) The information set forth in the Exchange Offer and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

Item 9.     Material to be Filed as Exhibits.


            (a)(1) Amended Offer to Exchange of the Company, dated September 21, 1998.

               (2)  Letter of Transmittal.*

               (3)  Letter to Clients, dated August 31, 1998.*

               (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 31, 1997.*

               (5)  Notice of Guaranteed Delivery.*

               (6)  Press Release of FirstCity dated August 31, 1998.*


            (b)     Not applicable.

            (c)     Not applicable.


            (d)     Legal opinion of Weil, Gotshal & Manges LLP.


            (e)     Not applicable.

            (f)     Not applicable.



*  Previously filed.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    FIRSTCITY FINANCIAL CORPORATION


                                    By:   /s/ Matt A. Landry, Jr.
                                          -------------------------------------
                                    Name: Matt A. Landry, Jr.
                                    Title: Executive Vice President and Chief
                                           Administrative Officer




September 21, 1998

                              EXHIBIT INDEX
                              -------------



Exhibit
Number                            Description
------                            -----------


99.(a)(1)   Amended Offer to Exchange, dated September 21, 1998.

99.(a)(2)   Letter of Transmittal.*

99.(a)(3)   Letter to Clients, dated August 31, 1998.*

99.(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees, dated August 31, 1998.*

99.(a)(5)   Notice of Guaranteed Delivery.*

99.(a)(6)   Press release of FirstCity dated August 31, 1998.*

99.(d)      Legal opinion of Weil, Gotshal & Manges LLP


*  Previously filed.